PowerShares by Invesco

3500 Lacey Road, Suite 700

    Downers Grove, IL 60515

April 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 599 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to register a new series of the Trust, to be called the PowerShares S&P 500 Minimum Volatility Portfolio.

Please send copies of all correspondence with respect to this Amendment to the undersigned, or contact me at (713) 214-1898.

Very truly yours,

/s/ Michael Insalaco
Michael Insalaco
Senior Counsel

800 983 0903    powershares.com    @PowerShares